InterOil Files Management Information Circular for Proposed Transaction with ExxonMobil

Urges Shareholders to Vote FOR the Value-Creating Transaction with ExxonMobil

Special Meeting scheduled for February 14, 2017

SINGAPORE and PORT MORESBY, Papua New Guinea, Jan. 16, 2017 /PRNewswire/ -- InterOil Corporation (NYSE: IOC, POMSox: IOC) today announced that it has filed and commenced mailing a management information circular (the "Circular") in relation to the proposed transaction with Exxon Mobil Corporation (NYSE: XOM) ("ExxonMobil"). The special meeting of holders of InterOil's common shares, options and restricted share units (the "Meeting") to vote on the proposed transaction with ExxonMobil is scheduled to be held on February 14, 2017 in New York City. Shareholders of record as of January 10, 2017 will be entitled to vote at the Meeting.

To be counted, all proxies must be received by 12:00 PM ET on February 10, 2017.

If the requisite approval of InterOil's securityholders is obtained, InterOil will seek court approval of the transaction.

InterOil Board Recommends Shareholders Vote FOR the Transaction

As previously announced on December 15, 2016, InterOil and ExxonMobil have entered into an Amended and Restated Arrangement Agreement. Following receipt of the unanimous recommendation of an independent Transaction Committee ("the Committee") of the InterOil Board of Directors, the InterOil Board of Directors has unanimously recommended that InterOil shareholders vote FOR the proposed transaction with ExxonMobil.

The Circular, which includes a letter to shareholders from InterOil Chairman, Chris Finlayson, provides important information about the background of the transaction, the Committee's review process, the reasons for the Committee's and the Board's recommendation and the value-creating benefits of the transaction.

The Circular and other materials regarding the proposed transaction with ExxonMobil can be found at http://www.interoil.com/exxonmobil-transaction, or in InterOil's filings on www.sedar.com and www.sec.gov.

VOTE TODAY

Shareholders are encouraged to vote FOR the ExxonMobil transaction TODAY, but no later than the deadline, online at www.proxyvote.com, by telephone at 1-800-454-8683 in the U.S. or 1-800-474-7493 in Canada or by completing, signing and dating the enclosed proxy and returning it in the enclosed postage-paid envelope by 12:00PM ET on February 10, 2017.

For assistance, contact Mackenzie Partners, Inc. at U.S. (800) 322-2885 and International +1 (212) 929-5500, or iocproxy@mackenziepartners.com.

About InterOil

InterOil Corporation is an independent oil and gas business with a sole focus on Papua New Guinea. InterOil's assets include one of Asia's largest undeveloped gas fields, Elk-Antelope, in the Gulf Province, and exploration licenses covering about 16,000sqkm. Its main offices are in Singapore and Port Moresby. InterOil is listed on the New York and Port Moresby stock exchanges.

Investor Contacts

Singapore	United States
David Wu Senior Vice President Investor Relations	Cynthia Black Investor Relations North America
T: +65 6507 0222 E: david.wu@interoil.com	T: +1 212 653 9778 E: cynthia.black@interoil.com

Media Contacts

James Golden / Aaron Palash Joele Frank, Wilkinson Brimmer Katcher
T: +1 212 355 4449 E: ioc-jf@joelefrank.com

Forward Looking Statements

This communication includes "forward-looking statements". All statements, other than statements of historical facts, included in this communication are forward-looking statements. Such forward-looking statements may include, without limitation, statements regarding the pending transaction with ExxonMobil, the holding of the Meeting and the timing of such Meeting, the timing to consummate the proposed transaction with ExxonMobil, the ability to satisfy the conditions to consummation of the proposed transaction (including, but not limited to, approval by InterOil shareholders and the required approvals from the Yukon courts), the timing or outcome of the resource certification process for the Elk-Antelope field as applicable to the contingent resource payment. These statements are based on the current belief of InterOil, as well as assumptions made by, and information currently available to InterOil. No assurances can be given however, that these events will occur. Such statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond the control of InterOil, which may cause actual results to differ materially from those implied or expressed by the forward-looking statements. These include in particular assumptions, risks and uncertainties relating to the risk that a condition to closing of the proposed acquisition may not be satisfied (including obtaining required approval of InterOil shareholders and the required orders from the Yukon court with respect to the transaction), the timing or outcome of the resource certification process for the Elk-Antelope field as applicable to the contingent resource payment, the size of the resources in the Elk-Antelope field or any change in the estimate or calculation of such resource size, the outcome of the drilling of the Antelope-7 well, and other risk factors discussed in the Circular, InterOil's annual report for the year ended December 31, 2015 on Form 40-F and its Annual Information Form for the year ended December 31, 2015, and under the heading "Factors Affecting Future Results" available through the "Investors" section on ExxonMobil's website and in Item 1A of ExxonMobil's 2015 Form 10-K. InterOil disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable laws.

Legal Notice

None of the securities anticipated to be issued pursuant to the ExxonMobil transaction have been or will be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), or any state securities laws, and any securities issued pursuant to the ExxonMobil transaction are anticipated to be issued in reliance upon available exemptions from such registration requirements pursuant to Section 3(a)(10) of the U.S. Securities Act and applicable exemptions under state securities laws. This document does not constitute an offer to sell or the solicitation of an offer to buy any securities.

There can be no assurance that the transaction with ExxonMobil will occur. The ExxonMobil transaction is subject to certain approvals and the fulfillment of certain conditions, and there can be no assurance that any such approvals will be obtained and/or any such conditions will be met.